January 24, 2007
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Song P. Brandon, Esq.
Office of Health Care and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Amendment No. 2 to Schedule 14A
Filed January 18, 2007
File No. 1-33093
Dear Ms. Brandon:
          Ligand Pharmaceuticals Incorporated (the “Company” or “Ligand”) has filed today via EDGAR, a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).
          The Proxy Statement is being filed in response to your comment letter dated January 23, 2007. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by our responses.
Revised Schedule 14A
Background of the Asset Sale, page 29
1.	We note your response to comment 5 and your supplemental response regarding the reasons the company is unable to provide even approximate figures as to what liabilities will remain or how much cash or cash resources you anticipate needing for the next 12 months. Please revise your document to state that at the present time you are unable to provide your investors concrete or approximate figures as to what liabilities will remain, how much cash you anticipate needing for the next 12 months and the specific reasons you cannot provide this information.

Song P. Brandon
January 24, 2007

Response: Page 30 of the Proxy Statement has been revised in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Financial Statements
2.	You indicate in your response to previous comment nine that the company expects to report historical interest expense and related amortization of debt issuance costs for the 6% Notes in results from discontinued operations because the 6% Notes are “required to be repaid as a result of the disposal transaction”, in accordance with EITF 87-24. Based on the guidance in EITF 87-24, it appears that your previous pro forma presentation to remove interest expense and related amortization of debt issuance costs for all years presented was appropriate. Please revise your unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2004 and 2003 to include an adjustment for interest expense and related amortization of debt issuance costs for the 6% Notes consistent with the guidance provided by EITF 87-24.

Response: The Unaudited Condensed Consolidated Statements of Operations for the fiscal years ended December 31, 2004 and 2003 in the Proxy Statement on pages 42-49 have been revised in response to the Staff’s comment.

3.	Please revise your disclosures to clarify that pro forma adjustment I gives effect to the Debt Conversion and the related adjustments to weighted average number of common shares as if it occurred on January 1, 2005 and pro forma adjustment O reflects adjustments to remove interest expense and related amortization of debt issuance costs of the 6% Notes for all periods presented because these amounts will be allocated to discontinued operations in accordance with EITF 87-24.

Response: Footnotes I and O on pages 51 and 54 of the Proxy Statement have been revised in response to the Staff’s comment.
          With respect to the Company’s response to the foregoing comments, the revisions to the Proxy Statement should not be deemed to constitute an admission that any of the information included in the Proxy Statement in response to such comments is material.
          If you have any questions regarding the foregoing responses or the enclosed Proxy Statement or need additional information, please do not hesitate to contact me at (312) 876-6545, or Scott Wolfe at (858) 523-5405.

Song P. Brandon
January 24, 2007

Sincerely,

/s/ Zachary A. Judd

Zachary A. Judd
of LATHAM & WATKINS LLP
Enclosures

cc:	Warner Broaddus
Scott Wolfe